FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: January 21, 2005                                                   By :    /s/David Patterson/s/
                                                                        Title:     CEO

Quarterly Consolidated Financial Statements
For The Nine Months Ended November 30, 2004
(Unaudited)

Notice to Reader

The accompanying unaudited consolidated financial statements of Donner Minerals Ltd. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim consolidated financial statements as at and for the nine months ended November 30, 2004.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited)

	November 30,	February 29,
	2004	2004

ASSETS

Current
Cash and cash equivalents	$ 158,747	$ 2,816,051
Short term investments	730,813	-
Amounts receivable	5,672	14,672
Advances for exploration	48,507	905,634
Deposits and prepaid expenses	14,495	2,825

	958,234	3,739,182

Property, plant and equipment	28,134	29,644

Non-controlling interest	30,341	-

Investment (note 3)	617,217	759,421

Mineral properties (note 4)	-	2,628,641

	$ 1,633,926	$ 7,156,888

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 7,988	$ 61,620

Non-controlling interest	-	425,224

	7,988	486,844

Shareholders' equity
Share capital (note 5)	39,998,322	36,833,992
Subscriptions	-	2,731,600
Contributed surplus	591,460	556,460
Deficit	(38,963,844)	(33,452,008)

	1,625,938	6,670,044

	$ 1,633,926	$ 7,156,888

Approved by the Directors:

"Kerry Sparkes"

"Harvey Keats"

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)

		Three months ended November 30,		Nine months ended November 30,
	2004	2003	2004	2003

		(restated - note 2)		(restated - note 2)
Expenses
Administration and management fees	$ 54,825	$ 135,500	$ 187,075	$ 403,167
Amortization	2,005	3,981	5,743	11,674
Directors fees	6,000	-	10,000	-
Exploration expenditures (schedule)	817,826	(28,287)	2,430,040	411,749
Filing and transfer agent fees	4,993	2,180	12,234	14,255
Office and miscellaneous	28,883	(10,597)	62,927	70,640
Professional fees	19,794	35,870	43,540	58,821
Promotion	12,348	22,820	37,083	111,192
Rent	8,050	12,000	30,287	36,000
Stock-based compensation (note 6)	-	-	35,000	32,000
Telephone and communications	3,285	9,573	11,844	20,761
Travel	5,769	11,172	17,867	47,235
Less: interest income	(6,630)	(5,196)	(24,684)	(28,706)

Earnings (loss), before other items	(957,148)	(189,016)	(2,858,956)	(1,188,788)

Other items
Non-controlling interest	455,488	(4,738)	455,565	(4,691)
Loss on disposal of property, plant and
equipment	-	-	(6,641)	-
Write-off of mineral properties	(2,629,601)	-	(2,629,601)	-
Gain on sale of marketable securities	-	(1,213)	-	1,518
Gain on redemption of convertible
debenture	-	-	-	267,254
Gain on deemed disposition of
investment (note 3)	56,319	165,131	101,938	546,470
Equity in loss of investment (note 3)	(238,850)	(414,311)	(574,141)	(505,547)

Net earnings (loss)	$ (3,313,792)	$ (444,147)	$ (5,511,836)	$ (883,784)

Basic and diluted loss per share	$ (0.03)	$ (0.01)	$ (0.06)	$ (0.01)

Weighted average number of common
shares outstanding	96,412,791	73,607,244	96,322,128	71,385,032

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Deficit
(Canadian Dollars)

		Nine months ended November 30,
	2004	2003

		(restated - note 2)

Deficit, beginning of period	$ (33,452,008)	$ (31,284,327)

Net loss	(5,511,836)	(883,784)

Deficit, end of period	$ (38,963,844)	$ (32,168,111)

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)

		Three months ended November 30,		Nine months ended November 30,
Cash provided by (used for):	2004	2003	2004	2003

		(restated - note 2)		(restated - note 2)
Operating activities
Net earnings (loss)	$ (3,313,792)	$ (444,147)	$ (5,511,836)	$ (883,784)
Items not involving cash:
Amortization	2,005	3,981	5,743	11,674
Stock-based compensation	-	-	35,000	32,000
Non-controlling interest	(455,488)	4,738	(455,565)	4,691
Loss on disposal of property, plant and
equipment	-	-	6,641	-
Write-off of mineral properties	2,629,601	-	2,629,601	-
Gain on sale of marketable securities	-	1,213	-	(1,518)
Gain on deemed disposition of investment	(56,319)	(165,131)	(101,938)	(546,470)
Equity in loss of investment	238,850	414,311	574,141	505,547
Accrued interest income	(1,807)	-	(3,178)	-
Changes in non-cash operating
working capital items (note 9)	653,921	(387,056)	800,825	(110,234)

	(303,029)	(572,091)	(2,020,566)	(988,094)

Financing activities
Private placement subscriptions	-	-	(2,731,600)	-
Common shares issued for cash	-	302,400	3,164,330	715,400

	-	302,400	432,730	715,400

Investing activities
Expenditures on mineral properties	-	-	(960)	(25,000)
Purchases of property, plant and equipment	-	(1,068)	(10,874)	(1,068)
Purchase of long term investment	(330,000)	-	(330,000)	(804,993)
Redemption of long term investment	-	-	-	38,100
Sale of marketable securities	-	8,787	-	13,098
Redemption of short term investments	633,106	-	672,847	84,927
Purchase of short term investments	-	(506,703)	(1,400,481)	-

	303,106	(498,984)	(1,069,468)	(694,936)

Increase (decrease) in cash
and cash equivalents	77	(768,675)	(2,657,304)	(967,630)

Cash and cash equivalents,
beginning of period	158,670	1,031,034	2,816,051	1,229,989

Cash and cash equivalents, end of period	$ 158,747	$ 262,359	$ 158,747	$ 262,359

See accompanying notes to the consolidated financial statements.

DONNER MINERALS LTD. (An exploration stage company) Notes to the Consolidated Financial Statements November 30, 2004 (Canadian Dollars)
1.   Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral properties. As of the date of this report, the Company has not determined whether its mineral properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration of the property and future profitable production from the property or proceeds from disposition.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine month period ended November 30, 2004 are not necessarily indicative of the results that may be expected for the year ended February 28, 2005. The balance sheet at February 29, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2.   Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended February 29, 2004. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended February 29, 2004.

Effective March 1, 2003 the Company changed its accounting policy on a prospective basis with respect to the method of accounting for stock-based compensation. The Company adopted CICA 3870, Stock-based Compensation and Other Stock-based Payments, and has chosen to account for all grants of options to employees, non-employees and directors after March 1, 2003 in accordance with the fair value method for accounting for stock-based compensation as defined by accounting principles generally accepted in Canada. Stock-based compensation awards expense is calculated using the Black-Scholes option pricing model. (“Black-Scholes”). Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense is recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options are granted.

Using the fair value method for stock-based compensation, the Company recorded a charge to operations of $32,000 for the nine months ended November 30, 2003 for stock options granted to employees and directors. This amount was determined using Black-Scholes assuming no dividends were paid, vesting occurring on the date of grant, a weighted average volatility of the Company’s share price of 94.55%, a weighted average annual risk free interest rate of 3.81% and an expected life of two years.

3.   Investment

		November 30, 2004

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	19.9%	$ 617,217	$ 1,864,935

		February 29, 2004

	Percentage	Carrying	Market
	of Ownership	Value	Value

Knight Resources Ltd.
Common shares	17.4%	$ 759,421	$ 9,792,900

3.   Investment (cont’d)

As at November 30, 2004, the Company owns 10,360,750 common shares of Knight Resources Ltd. (“Knight”). Knight has directors and officers in common with the Company. During the three months ended November 30, 2004, the Company exercised 2,200,000 warrants at $0.15 each to acquire 2,200,000 common shares. The Company’s share of Knight’s net loss for the nine months ended November 30, 2004 was $574,141 (2003 - $505,547). As a result of share issuances by Knight during the nine months ended November 30, 2004, the Company recorded a gain on deemed disposition of $101,938 (2003 - $546,470).

The market value was determined using the closing quoted price of Knight’s stock on the TSX Venture Exchange on November 30, 2004 and February 29, 2004 as applicable. The Company also owns 5,800,000 non-transferable share purchase warrants whereby the Company has the right to purchase one additional common share of Knight at a price of $0.15 per share expiring March 25, 2005. As at November 30, 2004, the intrinsic value (market price of $0.18 less exercise price of $0.15) of the 5,800,000 non-transferable share purchase warrants was $174,000.

4.   Mineral Properties

			Northern	Stephens
	SVB Nickel	Commander	Abitibi	Lake
Property Acquisition Costs	Property	Property	Property	Property	Total

Balance at February 29, 2004	$ 1,953,141	$ 438,500	$ 212,000	$ 25,000	$ 2,628,641
Staking fees	960	-	-	-	960
Write-off of deferred costs	(1,954,101)	(438,500)	(212,000)	(25,000)	(2,629,601)

Balance at November 30, 2004	$ -	$ -	$ -	$ -	$ -

The Company’s mineral properties are comprised of wholly owned mineral claims and interests in joint venture agreements on properties located in South Voisey Bay, Labrador, an option earn-in agreement on properties located in Stephens Lake, Manitoba, and an option earn-in agreement on properties located at Rainbow, Nunavut, Canada. Although the Company holds some interests in mineral properties through joint venture agreements, none of the operations are carried on through joint venture entities.

South Voisey Bay Properties

The Company’s South Voisey Bay properties (the “Combined Property”) are comprised of the following:

i)    Twenty licences held 100% by SVBN and one licence held 75% by SVBN (the “SVBN Property”);
ii)   One licence owned 52.38% by the Company and 47.59% by Northern Abitibi (the “Donner/Northern Abitibi Property”);
iii)    One licence owned 52.06% by the Company and 47.94% by Commander, formerly Major General, (the “Donner/Commander Property”).

On September 7, 2001, the Company announced an option earn-in agreement with Falconbridge Limited, whereby Falconbridge could earn a 50% interest in all of the Company’s South Voisey Bay Properties by spending $23 million on exploration. During April 2004, Falconbridge notified the Company that they will not be pursuing the 50% option earn-in on the South Voisey Bay Properties. Falconbridge spent approximately $4,800,000 on exploration of the Combined Property.

The Company wrote-off all of the deferred costs as at November 30, 2004 as recovery of these amounts is unlikely.

4.   Mineral Properties (cont’d)

Stephens Lake Property

On February 20, 2002, the Company entered into an option earn-in agreement with Falconbridge, whereby the Company can earn a 50% interest in Falconbridge’s Stephens Lake Property by incurring a total of $5 million of expenditures on exploration and related work on or before December 31, 2006.

During the nine months ended November 30, 2004, the Company expended $909,090 (2003 - $391,340) on exploration (see schedule). As at November 30, 2004, the Company has expended a total of $2,826,069 on the Stephens Lake Property net of $289,020 in government grants.

The Company wrote-off all of the deferred costs as at November 30, 2004 as recovery of these amounts is unlikely.

Rainbow Property

On June 18, 2004, the Company entered into an option earn-in agreement with Falconbridge Limited to acquire a 50% interest in a new 180 km2 nickel property in Nunavut known as the Rainbow Property. During the three months ended November 30, 2004, the Company and Falconbridge Limited staked an additional 15 contiguous claim blocks totaling approximately 145 km2 adjacent to the original Rainbow claims. The Rainbow Property is located 240 kilometres west of Hudson Bay and 380 kilometres northwest of Churchill, Manitoba.

The Company has the option to earn a 50% participating joint venture interest in the Rainbow Property by incurring a total of $4.5 million of expenditures on exploration and related work on or before May 31, 2007. The Company is required to incur a minimum of $1,500,000 of expenditures per year to keep the option in good standing.

Exploration will be carried out by Falconbridge, under the direction of a Management Committee comprised of one representative from each of the Company and Falconbridge. Falconbridge will be entitled to charge an administrative and overhead charge of 10% of direct project costs during the option period. Falconbridge has the off take right to all concentrates produced from the Rainbow Property.

If a Joint Venture is formed, and provided Falconbridge has at least 35% interest in the Joint Venture, Falconbridge will be entitled to designate any part of the Property as a Specific Project, and will have the right to increase its interest in the Specific Project by 60% by carrying out a Feasibility Study on the Specific Project, and the right to be operator on the Specific Project.

The Company and Falconbridge both have a right of first refusal to purchase all or any part of the other party’s interest in the Joint Venture.

During the three months ended November 30, 2004, the Company expended $455,196 (2003 - $nil) on exploration (see schedule). As at November 30, 2004, the Company has expended a total of $1,600,638 on the Rainbow Property. The Company has met its first year expenditure commitment in order to keep the option in good standing.

5.   Share Capital

Issued and outstanding:

	Number of
	Shares	Amount

Balance at February 29, 2004	75,430,541	$ 36,833,992
Private placement	20,482,250	3,104,330
Exercise of warrants	500,000	60,000

Balance at November 30, 2004	96,412,791	$ 39,998,322

5.   Share Capital (cont’d)

During the nine months ended November 30, 2004, the Company issued 20,482,250 common shares at $0.16 per share for gross proceeds of $3,277,160 pursuant to private placement. Along with the common shares, the Company issued 20,482,250 warrants entitling the holders to purchase one additional common share at a price of $0.20 per share until March 2, 2006. Of the 20,482,250 common shares and 20,482,250 warrants issued, 2,589,250 were flow-through common shares and 2,589,250 were flow-through warrants exercisable into flow-through common shares. The Company paid $113,830 in commissions and incurred $59,000 in fees. The Company also issued 1,872,138 Agent’s Warrants as a commission. The Agent’s Warrants are exercisable at $0.20 per share and expire on March 2, 2006.

6.   Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the nine months ended November 30, 2004, the Company granted 700,000 stock options with a compensation cost of $35,000. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 3.12%, a dividend yield of nil, an expected volatility of 88.51% and expected lives of the stock options of two years.

7.   Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the nine months ended November 30:

	November 30,	November 30,
	2004	2003

Directors fees	$ 10,000	$ -
Management fees	$ 118,075	$ 331,167
Rent	$ 16,087	$ -
Exploration expenditures - technical services	$ 2,600	$ -
Interest income	$ -	$ 6,202
Investment	$ 330,000	$ 869,441

8.   Contractual Obligations

Effective June 1, 2004, the Company entered into a one year lease with ViewNorth Properties Ltd., whereby the Company pays $2,000 per month for rent of its executive offices and $500 per month for operating costs. The Company has a director in common with ViewNorth Properties Ltd.

9.   Supplementary Cash Flow Information

		Three months ended November 30,		Nine months ended November 30,
	2004	2003	2004	2003

Change in non-cash operating working
capital items:
Amounts receivable	$ 3,647	$ (7,993)	$ 9,000	$ (3,646)
Advances for exploration	665,226	(361,803)	857,127	(102,518)
Deposits and prepaid expenses	(5,997)	(3,084)	(11,670)	955
Accounts payable and accrued liabilities	(8,955)	(14,176)	(53,632)	(5,025)

	$ 653,921	$ (387,056)	$ 800,825	$ (110,234)

10.   Subsequent Events

Subsequent to November 30, 2004, the Company exercised 2,000,000 share purchase warrants of Knight at $0.15 each to acquire 2,000,000 common shares.

DONNER MINERALS LTD.
(An exploration stage company)
Schedule of Exploration Expenditures
(Canadian Dollars)
(Unaudited)

		Three months ended November 30,		Nine months ended November 30,
	2004	2003	2004	2003

Stephens Lake Property
Drilling	$ 320,668	$ -	$ 496,966	$ 207,963
Geochemistry	-	4,000	-	4,000
Geology	7,320	24,614	71,393	74,939
Geophysics	812	15,926	229,255	57,568
Government grants	-	(101,455)	(79,858)	(116,483)
Other	33,830	4,454	111,476	46,870

	362,630	(52,461)	829,232	274,857

Rainbow Property
Camp operations	(328,108)	-	782	-
Drilling	368,214	-	430,334	-
Geology	293,953	-	602,197	-
Geophysics	24,816	-	303,332	-
Other	93,721	-	261,393	-
Technical services	2,600	-	2,600	-

	455,196	-	1,600,638	-

Labrador Regional Exploration
Geochemistry	-	299	-	299
Geology	-	21,487	-	63,005
Geophysics	-	-	-	57,608
Other	-	2,388	-	10,229

	-	24,174	-	131,141

Miscellaneous	-	-	170	5,751

	$ 817,826	$ (28,287)	$ 2,430,040	$ 411,749